VIA EDGAR

October 5, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Harbor Funds and Harbor Capital Advisors, Inc. (File No. 812-13901)

Ladies and Gentlemen:

We are writing on behalf of Harbor Funds and Harbor Capital Advisors, Inc. (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from the definition of “interested person” under Section 2(a)(19) of the Act (the “Application”). The Application was filed with the Securities and Exchange Commission on May 6, 2011.

Should you have any questions, please contact the undersigned at (312) 443-4425 or Christopher P. Harvey at (617) 728-7167.

Sincerely,

/s/ Erik D. Ojala

Erik D. Ojala, Esq.

Senior Vice President and Secretary

cc:	Christopher P. Harvey, Esq.

111 South Wacker Drive, 34th Floor  |  Chicago, Illinois 60606-4302

T 800-422-1050  |  F 312-443-4444  |  www.harborfunds.com